February 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Bullfrog AI Holdings, Inc
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-267951

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 7, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 9, 2023, at 5:00 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

Sincerely,

Bullfrog AI Holdings, Inc.

By:	/s/ Vininder Singh
Vininder Singh
Chief Executive Officer